UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Morgan Stanley Eastern Europe Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

616988101
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,432,714
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,432,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,432,714
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,432,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON* IA

Item 1(a).                      Name of Issuer:

Morgan Stanley Eastern Europe Fund, Inc.

Item 1(b).                      Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

Morgan Stanley Eastern Europe Fund, Inc.,
c/o Morgan Stanley Investment Management Inc.
522 Fifth Avenue,
New York, NY 10036

Item 2.                          Identity and Background.

(a).  This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

(b).  The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.  CLIM is an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including the Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, Global Absolute Return Fund (GARF”), a private investment fund organized as a Delaware business trust, Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario, International Equity CEF Fund (“IECF”),  a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust,  Tradex Global Equity Fund (“TDX”), an Ontario mutual fund, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).  BMI, EWF, FREE, FRONT, GARF, GEM, GFM, IECF, IEM, PLUS, and TDX are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13D relates are owned directly by the City of London Funds and the Segregated Accounts.

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

(e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                         Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 1,432,714 Shares beneficially owned by the Reporting Persons was $20,770,947, inclusive of brokerage commissions. The aggregate purchase price of the 122,550 Shares owned directly by BMI was $1,789,734, inclusive of brokerage commissions. The aggregate purchase price of the 81,609 Shares owned directly by EWF was $1,346,704, inclusive of brokerage commissions. The aggregate purchase price of the 111,873 Shares owned directly by FREE was $1,723,124, inclusive of brokerage commissions. The aggregate purchase price of the 122,936 Shares owned directly by GEM was $2,002,906, inclusive of brokerage commissions.  The aggregate purchase price of the 800 Shares owned directly by GFM was $12,272, inclusive of brokerage commissions. The aggregate purchase price of the 119,830 Shares owned directly by IEM was $2,129,279, inclusive of brokerage commissions. The aggregate purchase price of the 18,329 Shares owned directly by PLUS was $299,747, inclusive of brokerage commissions.  The aggregate purchase price of the 854,787 Shares owned directly by the Segregated Accounts was $11,467,178, inclusive of brokerage commissions.

Item 4.                         Purpose of Transaction.

The Reporting Persons currently intend to propose termination of the existing Investment Advisory Agreement for Morgan Stanley Eastern Europe Fund, Inc. via a Stockholder's Proposal to be included in the Fund's proxy statement and Proxy Card relating to the Fund's Annual Meeting of Stockholders in 2012.  The Reporting Persons intend to submit their proposal on or before January 20, 2012.

Item 5.                         Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 1,432,714 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 34.8% of the 4.116 million Shares outstanding as of December 31, 2010, as reported by the Fund. As of the date hereof, BMI, EWF, FREE, GEM, GFM, IEM, PLUS and the Segregated Accounts owned directly 122,550; 81,609; 111,873; 122,936; 800; 119,830; 18,329 and 854,787 Shares, respectively, representing approximately 2.98%, 1.98%, 2.72%, 2.99%, 0.02%, 2.91%, 0.45% and 20.77%, respectively, of the 4.116 million Shares outstanding as of December 31, 2010.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price

NONE

(d).	Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.
(e).	Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                          Materials to be Filed as Exhibits.

See Letter dated September 23, 2011 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

September 23, 2011

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title: Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

Andrew Davison	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Douglas Allison	Finance Director
David Cardale	Non-Executive Director
George Robb	Non-Executive Director
Allan Bufferd	Non-Executive Director
Rian Dartnell	Non-Executive Director
Carlos Yuste	Business Development Director
Thomas Griffith	Chief Operating Officer

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Douglas Allison	Finance Director
Thomas Griffith	Director
Carlos Yuste	Director

Exhibit A

September 22, 2011

Mr. Michael E. Nugent
Chairman, Morgan Stanley Eastern Europe Fund, Inc.
c/o Triumph Capital, L.P.
445 Park Avenue
New York, NY  10022

Dear Mr. Nugent,

As we have said in the past, City of London Investment Management Company Limited is a long-term participant in the closed-end fund industry, with a specific focus on those funds investing in emerging markets.  On behalf of our clients, as of the most recent public filings, we hold shares valued in the aggregate at approximately $275 million in various Morgan Stanley closed-end funds for which you serve as Chairman.  On behalf of our clients, and again as of the most recent public filings, we hold shares valued at $26 million in Morgan Stanley Eastern Europe Fund, Inc. (the “Fund” or “RNE”).

We are writing to inform you that currently we intend to propose termination of the existing Investment Advisory Agreement (the “Agreement”) for Morgan Stanley Eastern Europe Fund, Inc. via a Stockholder's Proposal to be included in the Fund's proxy statement and Proxy Card relating to the Fund's Annual Meeting of Stockholders in 2012.  We intend to submit our proposal on or before January 20, 2012.

I would point out that, as per Bloomberg, the Fund’s share price was $13.02 at the market close today, while the Fund’s NAV was $15.38, for a discount of 15.35%.  I would also draw your attention to recent events in other closed-end funds, specifically The Ibero-America Fund, Inc., The Singapore Fund, Inc., and Taiwan Greater China Fund, Inc.

Please let me know if you have any concerns regarding this matter.

Sincerely,

Jeremy Bannister
Director, Corporate Governance
City of London Investment Management Company Limited